UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of June 2014

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 8110101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           X                                                  Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Attached hereto and incorporated by reference herein are the following documents:

1.	The Registrant’s Proxy Statement for its 2014 Annual General Meeting of Shareholders.

2.	A copy of the Proxy Card with respect to the Registrant’s 2014 Annual General Meeting of Shareholders.

*    *    *    *    *    *

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394 and Registration No. 333-169146) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

ORBOTECH LTD.

7 Sanhedrin Boulevard

North Industrial Zone

P.O. Box 215

Yavne 8110101, Israel

June 5, 2014

Dear Shareholder:

You are cordially invited to attend the 2014 Annual General Meeting of Shareholders of Orbotech Ltd. to be held at 10:00 a.m., Israel time, on Thursday, July 10, 2014, at Orbotech’s offices at 7 Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel.

You will be asked at this meeting to take action on the matters specified in the enclosed Proxy Statement and you will also have an opportunity to receive and consider the Report of the Independent Registered Public Accounting Firm and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2013. The Board of Directors is recommending that you vote “FOR” the election of all of the nominees to the Board of Directors and the Audit Committee of the Board of Directors is recommending that you vote “FOR” the re-election of the Company’s auditors. A discussion period will be provided for questions and comments relating to the matters set forth in the enclosed Proxy Statement.

We look forward to greeting personally those shareholders who are able to be present at the meeting. If you do plan to attend, we ask that you bring with you some form of personal identification and verification of your status as a shareholder as of the close of trading on June 2, 2014, the record date for the meeting. However, whether or not you will be with us at the meeting, it is important that your shares be represented. Accordingly, you are requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience and in any event so as to be received in a timely manner as discussed in the enclosed Proxy Statement.

Thank you for your cooperation.

Very truly yours,

ASHER LEVY

Chief Executive Officer

ORBOTECH LTD.

7 Sanhedrin Boulevard

North Industrial Zone

P.O. Box 215

Yavne 8110101, Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished to the holders of Ordinary Shares, New Israeli Sheqels (“NIS”) 0.14 nominal (par) value per share (“Ordinary Shares”), of Orbotech Ltd. (“Orbotech” or the “Company”) in connection with the solicitation by the Board of Directors of the Company (the “Board”) of proxies for use at the Company’s 2014 Annual General Meeting of Shareholders (the “2014 Annual General Meeting” or the “Meeting”) or at any adjournment thereof.

The 2014 Annual General Meeting will be held on Thursday, July 10, at 10:00 a.m., Israel time, at Orbotech’s principal executive offices at 7 Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel, for the following purposes:

(1)	To elect two Class I directors to the Board of Directors;

(2)	To elect two directors who will serve as ‘external directors’ and to approve the external directors’ remuneration and benefits; and

(3)	To re-appoint the Company’s auditors for the fiscal year ending December 31, 2014 and until the next annual general meeting of shareholders.

In addition, shareholders will have an opportunity to receive and consider the Report of the Independent Registered Public Accounting Firm and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2013.

The affirmative vote of a simple majority of the voting rights of the Company represented and voting thereon at the Meeting is necessary for the approval of the proposed resolutions, provided that with respect to Item 2 above, that majority includes at least a majority of the votes cast by shareholders who are not controlling shareholders and who do not have a personal interest in the matter (other than a personal interest which is not the result of a relationship with a controlling shareholder), who are present and voting (abstentions are disregarded), or that the votes cast by shareholders who are not controlling shareholders and who do not have a personal interest in the matter (other than a personal interest which is not the result of a relationship with a controlling shareholder) who are present and voted against the proposed resolution constitute two percent or less of the voting power of the Company.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. No postage is required if mailed in the United States. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date, or by voting in person at the Meeting. In order to be counted, a duly executed proxy must be received prior to the Meeting. This will be deemed to have occurred only if such proxy is received either by the Company at its principal executive offices at 7 Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel, at any time prior to the commencement of the Meeting, or by the Company’s transfer agent in New York, New York, by no later than 11:59 p.m., New York time, on July 9, 2014, the last business day immediately preceding the date of the Meeting (and, in each case, not revoked prior to such time). Shares represented by proxies received after the times specified above will not be counted as present at the Meeting and will not be voted. Unless otherwise indicated on the form of proxy or as provided in the paragraphs below, shares represented by any proxy in the enclosed form, if properly executed and received by the Company prior to the Meeting (as specified above), will be voted in favor of Items 1—3 above.

Pursuant to the Israeli Companies Law, 5759-1999, as amended (the “Companies Law”), each shareholder voting on Item 2 above is requested to indicate on the shareholder’s proxy or proxy card, or inform the Company prior to voting at the Meeting thereon, whether or not the shareholder is a controlling shareholder of the Company and whether or not the shareholder has a ‘personal interest’ in the approval of Item 2 above as a result of a relationship with a controlling shareholder. Otherwise, the shareholder’s vote on Item 2 above may not be counted.

Under the Companies Law, the term ‘personal interest’ is defined as a shareholder’s personal interest in an action or a transaction of a company (i) including the personal interest of the shareholder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings or parents or the spouse of any of such persons, and the personal interest of any entity in which the shareholder or one of the aforementioned relatives of the shareholder serves as a director or chief executive officer, owns 5% or more of such entity’s outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer, and (ii) excluding a personal interest arising solely from holding the Company’s shares. Under the Companies Law, in the case of a person voting by proxy, ‘personal interest’ includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion over how to vote.

As of the date of this Proxy Statement, the Company is not aware of any controlling shareholders as such term is defined for purposes of the Companies Law. Therefore, the Company expects that none of its shareholders are controlling shareholders or have a personal interest with respect to Item 2 as a result of a relationship with a controlling shareholder, and accordingly all of its shareholders would indicate NO where asked whether they are controlling shareholders or whether they have a personal interest with respect to Item 2 above as a result of a relationship with a controlling shareholder.

In order to provide for proper counting of shareholder votes, the enclosed proxy includes a certification that, unless otherwise indicated in such proxy, you are not a controlling shareholder and neither you, nor any of the persons or entities described above, have a personal interest with respect to Item 2 above that is a result of a relationship with a controlling shareholder.

The Company is unaware at this time of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons designated as proxies to vote in accordance with their judgment on such matters. Shares represented by executed and unrevoked proxies will be voted.

Proxies for use at the Meeting are being solicited by the Board. Only shareholders of record at the close of trading on June 2, 2014, will be entitled to vote at the 2014 Annual General Meeting or at any adjournment thereof. Proxies are expected to be mailed to shareholders on or about June 12, 2014, and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, facsimile transmission, electronic mail or other personal contact. The Company will bear the costs of the solicitation of proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

The Company had outstanding at the close of trading on June 2, 2014, 41,629,567 Ordinary Shares1, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. No less than two shareholders present in person or by proxy, and holding or representing between them Ordinary Shares conferring in the aggregate more than 50% of the voting rights of the Company, shall constitute a quorum at the Meeting. If within one-half hour from the time appointed for the holding of the Meeting a quorum is not present,

[1]	Does not include, as at that date: (i) a total of 3,818,280 Ordinary Shares that were either subject to outstanding equity awards granted pursuant to equity remuneration plans adopted or assumed by the Company or available for grant pursuant to such plans; and (ii) a total of 5,161,799 Ordinary Shares held as treasury shares, all as described in further detail under the heading “Beneficial Ownership of Securities by Certain Beneficial Owners and Management”.

the Meeting shall be adjourned to Thursday, July 17, 2014, at the same time and place. At any such adjourned Meeting, if a quorum is not present within one-half hour from the specified time, any shareholders present in person or by proxy shall constitute a quorum even if they hold or represent shares conferring 50% or less of the voting rights of the Company.

In determining whether there is a quorum for the Meeting and whether the required number of votes for the approval of any given proposal has been cast, a distinction is made between abstentions and broker non-votes. Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals and as to which the brokers have advised the Company that, accordingly, they lack voting authority. Shares subject to broker non-votes are counted for purposes of determining whether there is a quorum for the Meeting but, with regard to the applicable proposal, are not counted as being present or as having been voted in respect thereof. Shares subject to abstentions are also not treated as having been voted in respect of the applicable proposal, but they are counted as being present.

Joint holders of shares should take note that, pursuant to Article 62 of the Articles of Association of the Company (the “Articles”), the vote of the senior holder of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the Company’s share register.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of June 2, 2014 (except with respect to the shareholders as noted below), concerning (i) the only persons or entities known to the Company beneficially to own 5% or more of the outstanding Ordinary Shares; and (ii) the number of outstanding Ordinary Shares beneficially owned by all Office Holders (as defined below) as a group.

Identity of Person or Group	Number of Shares(1)	Percentage of Ordinary Shares Outstanding(1)
• Harris Associates L.P. (2) Two North LaSalle Street, Suite 500 Chicago, Illinois 60602	4,882,698	11.73%

• Dr. Jacob Richter (3) Medinol Ltd. Building No. 7, Entrance A, 5th Floor Kiryat Atidim P.O. Box 58165 Tel Aviv, 61581 Israel	3,037,090	7.29%

• Clal Insurance Enterprises Holdings Ltd. (4) 48 Menachem Begin Street Tel Aviv, 66180 Israel	2,625,526	6.31%

• Jonathan Half and Steven Levey 13th Floor, Building E, 89 Medinat Hayehudim Street Herzliya, Israel	2,568,658	6.17%

Ion Asset Management Ltd. (5) Ugland House, South Church Street George Town, Grand Cayman, Cayman Islands

• Systematic Financial Management, L.P. (6) 300 Frank W. Burr Boulevard Glenpointe East, 7th Floor Teaneck, New Jersey 07666	2,352,746	5.65%

• MAK Capital One L.L.C. (7) 590 Madison Avenue, 9th Floor New York, NY 10022	2,195,179	5.27%

• Office Holders as a group (consisting of 21 persons) (8)(9)	5,588,188	13.18%

(1)	The Company had outstanding, on June 2, 2014, 41,629,567 Ordinary Shares. This number does not include a total, as at that date, of 3,818,280 Ordinary Shares that were either subject to outstanding equity awards granted pursuant to equity remuneration plans adopted or assumed by the Company or available for grant pursuant to such plans, of which: 2,871,860 were subject to outstanding options (1,734,647 of which had vested); 433,451 were subject to outstanding and unvested RSUs; and 512,969 remained available for future equity awards pursuant to such plans, comprised of:

(a)	3,067,872 Ordinary Shares issuable pursuant to equity awards under the Equity Remuneration Plan for Key Employees of Orbotech Ltd. and its Affiliates and Subsidiaries (as Amended and Restated, 2005) (the “2000 Plan”), of which:

(i)	2,848,014 were subject to outstanding options (1,710,801 of which had vested); and

(ii)	219,858 remained available for future equity awards pursuant to the 2000 Plan;

(b)	726,562 Ordinary Shares issuable pursuant to equity awards under the 2010 Equity-Based Incentive Plan (the “2010 Plan”), of which:

(i)	433,451 were subject to outstanding and unvested RSUs; and

(ii)	293,111 remained available for future equity awards pursuant to the 2010 Plan; and

(c)	23,846 Ordinary Shares issuable pursuant to options under equity remuneration plans which were administered by Photon Dynamics, Inc. prior to its acquisition by the Company on October 2, 2008 and which were assumed by the Company as part of such acquisition (all of which had vested).

The above number of Ordinary Shares outstanding also does not include a total of 5,161,799 Ordinary Shares held at that date as treasury shares, virtually all of which were repurchased by the Company or its subsidiaries, of which: (a) 1,993,918 were owned by the Company as dormant shares under Israeli law and, for so long as they are owned by the Company, confer no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Company nor entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company; and (b) 3,167,881 were owned by one or more subsidiaries of the Company and, for so long as they are owned by a subsidiary of the Company, confer no voting rights and, accordingly, are not entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company.

Because the Company uses the above number of Ordinary Shares outstanding as the calculation base, the percentage of Ordinary Shares beneficially owned for each listed person or entity may differ from the percentage, if any, in the reports filed by such person or entity with the United States Securities and Exchange Commission (the “SEC”).

(2)	As of December 31, 2013, based on a report filed with the SEC on February 13, 2014. The report indicated sole voting and dispositive power as to 3,725,400 Ordinary Shares by Harris Associates L.P. and by Harris Associates Inc., its general partner, and voting power as to 1,157,298 Ordinary Shares by reason of advisory and other relationships with the person who owns the Ordinary Shares. The report states that Harris Associates L.P. has been granted the power to vote the Ordinary Shares in circumstances it determines to be appropriate in connection with assisting its advised clients to whom it renders financial advice in the ordinary course of business, by either providing information or advice to the persons having such power, or by exercising the power to vote.

(3)	As of January 3, 2012, based on a report filed with the SEC dated January 3, 2012, updated to reflect the actual number of Ordinary Shares owned. The report indicated sole voting and dispositive power as to none of such Ordinary Shares, and shared voting and dispositive power as to 3,033,945 Ordinary Shares, with his wife, Dr. Judith Richter. Dr. Jacob Richter serves as a member of the Board. Dr. Jacob Richter and Yochai Richter, the Active Chairman of the Board, are brothers.

(4)

As of December 31, 2013, based on a report filed with the SEC dated February 14, 2014. The report disclosed shared dispositive power and shared voting power as to 2,625,526 Ordinary Shares by Clal Insurance Enterprises Holdings Ltd. (“Clal”), an Israeli public corporation, IDB Development Corporation Ltd. (“IDB Development”), an Israeli private corporation, IDB Holding Corporation Ltd. (“IDB Holding”), an Israeli public corporation, Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat. Of the 2,625,526 Ordinary Shares reported as beneficially owned by Clal, the report disclosed that: (i) 224,760 Ordinary Shares are beneficially held for its own account; and (ii) 2,400,766 Ordinary Shares are held for members of the public through a variety of investment funds that are managed by subsidiaries of Clal which operate under independent management and make independent voting decisions. The report also disclosed that by reason of IDB Development’s majority ownership of Clal, it may be deemed to be the beneficial owner of, and to share the power to vote and dispose of, the shares owned by Clal. Further disclosed is that by reason of IDB Holding’s control of Clal through its 100% ownership of IDB Development, IDB Holding may be deemed beneficial owner of, and to share the power to vote and dispose of, the shares owned by Clal. Finally, by reason of their control of Clal through their interests in, and relationships among them with respect to, IDB Holding, Mr. Dankner, Mrs. Bergman, Mrs. Manor and Mr. Livnat may be deemed beneficial owners of, and to share the power to vote and dispose of, the shares owned by Clal. The report notes that it should not be construed as an admission by: (i) Clal that it is the beneficial owner of more than 224,760 Ordinary Shares; and (ii) the other reporting persons that they are the beneficial owners of any of the Ordinary Shares deemed to be beneficially owned by Clal.

However, the report goes on to note that (i) following court proceedings against IDB Holding, the Israeli court approved, with effect as of January 5, 2014, a creditors’ arrangement, the implementation of which will result in IDB Development no longer being controlled by IDB Holding, Mr. Dankner, Mrs. Bergman, Mrs. Manor and Mr. Livnat, and becoming controlled by Mr. Eduardo Elsztain and Mr. Mordechy Maurice Ben-Moshe, (ii) as of January 7, 2014, Mrs. Manor no longer has any interest in, and no longer participates in the control of, IDB Holding, (iii) on August 20, 2013, IDB Development agreed to sell 32% of the outstanding shares of Clal to JT Capital Management (“JT”) and to coordinate with JT the vote of IDB Development’s remaining shares in Clal, and (iv) on August 21, 2013, the Israeli Supervisor of Capital Markets, Insurance and Savings appointed Mr. Moshe Terry to hold as trustee IDB Development’s means of control in Clal (i.e. 51% of its shares of Clal) and instructed Mr. Terry to act in furtherance of the sale of the aforementioned shares to JT.

(5)	As of May 16, 2014, based on a report filed with the SEC dated May 20, 2014. The report indicated shared voting and dispositive power as to 2,568,658 Ordinary Shares by Jonathan Half, Stephen Levey and Ion Asset Management Ltd. (“Ion”) by reason of Ion’s role as investment manager of certain hedge funds and managed accounts that hold such Ordinary Shares and by reason of Mr. Half and Mr. Levey’s roles as Portfolio Managers for Ion.

(6)	As of December 31, 2013, based on a report filed with the SEC dated February 13, 2014. The report indicated sole voting power as to 1,717,481 of such Ordinary Shares and sole dispositive power as to all 2,352,746 Ordinary Shares by Systematic Financial Management, L.P., a registered investment advisor.

(7)	As of December 31, 2013, based on a report filed with the SEC dated February 14, 2014. The report disclosed shared voting and dispositive power: (1) by MAK Capital One L.L.C., a Delaware limited liability company (“MAK Capital”), MAK Capital Fund LP, a Bermuda limited partnership (“MAK Fund”), and Michael A. Kaufman as to 1,302,770 Ordinary Shares owned by MAK Fund, (2) by MAK Capital, MAK-ro Capital Master Fund LP, a Cayman Islands exempted company (“MAK-ro Fund”), and Mr. Kaufman as to 549,685 Ordinary Shares owned by MAK-ro Fund, and (3) by Paloma International L.P., a Delaware limited partnership (“Paloma”), S. Donald Sussman, MAK Capital and Mr. Kaufman as to 342,724 Ordinary Shares owned indirectly by Paloma.

(8)	The term ‘Office Holder’ as defined in the Companies Law includes a general manager, chief executive officer, executive vice president, vice president, any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title, as well as a director, or a manager directly subordinate to the general manager or the chief executive officer. In addition to the ten members of the Board, the Company considers 11 other individuals, including its Chief Executive Officer, its President and Chief Operating Officer and its Corporate Vice President and Chief Financial Officer, to be Office Holders as at June 2, 2014.

(9)	Includes 771,582 Ordinary Shares issuable upon the exercise of options referred to in footnote (1) above which had either vested as of, or will vest within 60 days from, June 2, 2014. Also includes 234,675 Restricted Shares, regardless of whether the applicable restrictions have lapsed. The percentage of Ordinary Shares beneficially owned is calculated in accordance with Rule 13d-3(d) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”).

ITEMS 1 and 2—Election of Directors

The Articles provide that the minimum number of directors is three and the maximum number is eleven. The actual number of directors within such minimum and maximum is determined by a majority of the directors then in office. The Board is comprised of ten members. All but three of the current ten directors are designated into one of the three different classes, Class I Directors, Class II Directors and Class III Directors, with one class being elected each year at the Company’s annual general meeting of shareholders for a term of approximately three years. Directors so elected cannot be removed from office by the shareholders until the expiration of their term of office.

In accordance with the Articles, any vacancies on the Board, including unfilled positions, may be filled by a majority of the directors then in office, and each director chosen in this manner would hold office until the next annual general meeting of shareholders. At its meeting held on December 30, 2013, the Board, under this mechanism, appointed Mr. Raanan Cohen as a member of the Board effective as of January 1, 2014, to hold office until the 2014 Annual General Meeting, but did not designate him into any class. Although the Nominating Committee viewed Mr. Cohen as a suitable candidate for nomination as a Class I Director, Mr. Cohen has informed the Company that, due to anticipated business commitments in the near future, he does not expect to be able to devote the appropriate time to his duties as a director following the Meeting and accordingly he has asked that his name not be put forward as a candidate for election as a director at the Meeting.

The other two of the Company’s current ten directors that are not designated into a particular class serve as ‘external directors’ under the applicable provisions of the Companies Law. Israeli public companies are required to have on their board of directors at least two external directors meeting certain independence criteria, all as provided under Israeli law.

External directors are elected for a term of three years at the general meeting of shareholders by a disinterested majority of the shareholders (and cannot be appointed by the Board), and may be re-elected to additional terms of three years each, subject to certain conditions, all as provided under the Companies Law and regulations promulgated thereunder. Each committee of a company’s board of directors that has the authority to exercise powers of the board of directors must include at least one external director, and its audit committee and remuneration committee, must include all external directors.

Among other requirements, a person may not be elected as an external director if such person, his or her relative, partner, employer, anyone to whom he or she is directly or indirectly subordinate, or any entity under his or her control, has or had, on or within the two years preceding the date of his or her election, any ‘affiliation’ (as defined in the Companies Law) with the company, any controlling shareholder of the company, a relative of a controlling shareholder, or any entity controlled by the company or by a controlling shareholder of the company; and if the company has no controlling shareholder or a shareholder holding 25% or more of the company’s voting rights, also with the chairman of the board of directors, the chief executive officer or the most senior financial officer of the company, or with a shareholder holding 5% or more of the outstanding shares or voting rights of the company.

Pursuant to the Companies Law, an external director is required to have either financial and accounting expertise, or professional qualifications, according to criteria set forth under Israeli law, and generally, at least one external director is required to have financial and accounting expertise. In addition, the boards of directors of publicly traded companies are required to make a determination as to the minimum number of directors who must have financial and accounting expertise based, among other things, on the company’s size and the volume and complexity of its activities. The Board has determined that the minimum number of directors with financial and accounting expertise, in addition to the external director or directors who have such expertise, will be one, and that Mr. Dan Falk qualifies as such.

In addition to the external directors, a company may classify directors who meet the same non-affiliation criteria as external directors, and who have not served as directors of the company for more than nine consecutive years, as ‘independent directors’ under the Companies Law. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service. A company, such as the Company, whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Global Market and the Nasdaq Global Select Market, may also classify directors who qualify as independent directors under the relevant non-Israeli rules relating to independence standards and who meet certain non-affiliation criteria, as ‘independent directors’ under the Companies Law, all as provided under regulations promulgated under the Companies Law. The Company has classified Mr. Dan Falk as an independent director under the Companies Law.

External directors and independent directors may receive compensation solely as provided for in the Companies Law and regulations promulgated pursuant thereto governing the terms of compensation payable to external directors (the “Compensation Regulations”). In addition, the Companies Law includes specific provisions with respect to the manner in which external directors and independent directors may be dismissed from office. Following termination of service, external directors and independent directors and their relatives are subject to certain restrictions with respect to receipt of benefits, service as an Office Holder, employment and provision of professional services to the company, a controlling shareholder thereof or any entity controlled by a controlling shareholder.

At the Meeting, the two Class I Directors currently in office, Mr. Yochai Richter and Mr. Eliezer Tokman, are candidates for re-election for a term of approximately three years expiring at the Company’s annual general meeting of shareholders to be held in 2017. In addition, although the Companies Law requires that public companies, such as the Company, have at least two external directors on their board of directors, the Company had three external directors on its Board prior to the death of one of its external directors, Mr. Gideon Lahav, in November 2013, and believes that it would be prudent to have three external directors again. Accordingly, Dr. Michael Anghel (who is currently an external director of the Company), is a candidate for re-election as an external director for a term of three years; and Mr. Joseph Tenne is a candidate for election as an additional external director for a term of three years. The Nominating Committee of the Board (the “Nominating Committee”) has recommended to the Board, and the Board is recommending to shareholders, the election of each of the proposed nominees.

In accordance with Israeli law, a nominee for service as a director must submit a declaration to the Company, prior to his or her election, specifying that he or she has the requisite qualifications to serve as a director, independent director or external director, as applicable, and the ability to devote the appropriate time to performing his or her duties as such. All candidates for election as directors at the Meeting have declared in writing that they possess the requisite skills and expertise, as well as sufficient time, to perform their duties as a director or as an external director of the Company, as applicable.

Following the Meeting, and assuming the election of all of the nominees to the Board, the Board will consist of ten members, eight of whom would qualify as independent under Nasdaq independence standards; four of whom would qualify as independent directors under the Companies Law (including the three external directors) and four of whom could qualify as independent directors under the Companies Law, if classified as such.

Set forth below is information, as at June 2, 2014, concerning the directors of the Company (other than the retiring director, Mr. Raanan Cohen) and the nominees for election as directors, including as external directors, at the Meeting.

Nominees for terms expiring in 2017

Class I Directors whose current terms expire at the 2014 Annual General Meeting

Name	Principal Occupation or Employment	Date of Birth	Director Since	Beneficial Ownership of Ordinary Shares(1)	Percentage of Ordinary Shares Outstanding(1)
Yochai Richter (2)	Active Chairman of the Board	September 17, 1942	1992	1,335,385	3.06%

Eliezer Tokman (3)(4)	Chief Executive Officer of Siemens Israel Ltd.	May 13, 1950	2007	39,725	(5)

Current External Director

Name	Principal Occupation or Employment	Date of Birth	Director Since		Beneficial Ownership of Ordinary Shares(1)	Percentage of Ordinary Shares Outstanding(1)
Dr. Michael Anghel (3)(6)	Company Director	January 13, 1939	2008	(7)	37,307	(5)

Proposed Additional External Director

Name	Principal Occupation or Employment	Date of Birth	Director Since	Beneficial Ownership of Ordinary Shares(1)	Percentage of Ordinary Shares Outstanding(1)
Mr. Joseph Tenne (3)(8)	Chief Financial Officer of Orgenesis Inc.	October 17, 1955	—	—	(5)

Continuing Directors

Class II Directors whose current terms expire at the annual general meeting of shareholders in 2015

Name	Principal Occupation or Employment	Date of Birth	Director Since	Beneficial Ownership of Ordinary Shares(1)	Percentage of Ordinary Shares Outstanding(1)
Prof. Shimon Ullman (3)(9)	Professor of Computer Science, Weizmann Institute of Science	January 28, 1948	1992	154,612	(5)

Dan Falk (3)(10)(11)	Company Director and Consultant	January 12, 1945	1997	49,257	(5)

Class III Directors whose current terms expire at the annual general meeting of shareholders in 2016

Name	Principal Occupation or Employment	Date of Birth	Director Since		Beneficial Ownership of Ordinary Shares(1)	Percentage of Ordinary Shares Outstanding(1)
Yehudit Bronicki (3)	Managing Director of Ormat Industries Ltd.	December 29, 1941	2000	(12)	41,257	(5)

Dr. Jacob Richter (2)	Chairman of the Board of Directors of Medinol Ltd.	December 24, 1945	2012	(13)	3,044,953	7.29%

Arie Weisberg (3)	Company Director and Consultant	October 19, 1950	2010		179,878	(5)

Current External Director

Name	Principal Occupation or Employment	Date of Birth	Director Since	Beneficial Ownership of Ordinary Shares(1)	Percentage of Ordinary Shares Outstanding(1)
Avner Hermoni (3)(10)	Chief Executive Officer of NaanDanJain Irrigation Ltd.	December 4, 1947	2012	11,008	(5)

(1)	The number and percentage of Ordinary Shares beneficially owned is calculated in accordance with Rule 13d—3(d) promulgated under the Exchange Act. Includes:
(a)	95,252 Ordinary Shares (in the case of Mr. Weisberg), 59,379 Ordinary Shares (in the case of Mr. Yochai Richter), 28,374 Ordinary Shares (in the case of Mrs. Bronicki, Mr. Falk, Mr. Tokman and Prof. Ullman), 26,104 Ordinary Shares (in the case of Dr. Anghel) and 7,863 Ordinary Shares (in the case of Mr. Hermoni and Dr. Jacob Richter) subject to vested but unexercised options; and
(b)	35,106 Ordinary Shares (in the case of Mr. Weisberg), 35,251 Ordinary Shares (in the case of Mr. Yochai Richter), 9,738 Ordinary Shares (in the case of Mrs. Bronicki, Mr. Falk and Prof. Ullman), 8,206 Ordinary Shares (in the case of Mr. Tokman), 8,058 Ordinary Shares (in the case of Dr. Anghel) and 2,440 Ordinary Shares (in the case of Dr. Jacob Richter) issued as Restricted Shares, regardless of whether the applicable restrictions have lapsed.
(2)	Dr. Jacob Richter and Yochai Richter are brothers.
(3)	‘Independent director’ in accordance with the Nasdaq listing standards.
(4)	Member of the Remuneration Committee of the Board (the “Remuneration Committee”).
(5)	Less than 1%.
(6)	Member of the Audit Committee of the Board (the “Audit Committee”) and the Remuneration Committee.
(7)	Dr. Anghel also served as a director of the Company between April 1, 1986 and October 27, 1992 and between November 19, 1992 and June 25, 2006. Between June 21, 2000 and June 25, 2006, Dr. Anghel served two terms as an external director, the second of which expired on June 25, 2006. He was re-elected as an external director commencing on September 18, 2008, and again commencing on June 26, 2011.
(8)	If elected, Mr. Tenne will serve as a member of the Audit Committee and the Remuneration Committee.
(9)	Member of the Nominating Committee.
(10)	Member of the Audit Committee, the Remuneration Committee and the Nominating Committee.
(11)	Mr. Falk has been designated as the Audit Committee Financial Expert under applicable rules and regulations of the SEC and has also been classified as an independent director under the Companies Law.
(12)	Mrs. Bronicki also served as a director of the Company between August 15, 1993 and February 27, 1994.
(13)	Dr. Richter also served as a director of the Company between October 27, 1992 and August 15, 1993 and between September 29, 1997 and February 11, 2009.

***********

Yochai Richter has been the Active Chairman of the Board since May 8, 2006, and was the Chief Executive Officer of the Company from November 2002 to May 8, 2006. He was the President and Chief Executive Officer from November 1994 to November 2002 and was a joint Managing Director and Chief Executive Officer from October 1992 to November 1994. Mr. Richter was among the founders of Orbot Systems Ltd. (“Orbot”) and served as a member of the board of directors and as a managing director of that company from its organization in 1983 until the acquisition by the Company, in 1992, of all of the outstanding shares of Orbot (the “Merger”). He received his degree in mathematics from the Technion-Israel Institute of Technology (the “Technion”) in Haifa in 1972.

Dr. Michael Anghel is a member of the board of directors of Partner Communications Company Ltd. and Syneron Medical Ltd., both of which are Israeli Nasdaq-listed companies. He is also a director of the Strauss-Group Ltd., Dan Hotels Corporation Ltd, Evogene Ltd. and BioLineRx Ltd., all of which are Israeli companies listed on the Tel Aviv Stock Exchange (the “TASE”). Dr. Anghel is chairman of the board of directors of the

Israeli Center for Educational Technology. From 2004 to 2005, he served as the president and chief executive officer of Discount Capital Markets Ltd. In 1999, he founded CAP Ventures Ltd., and served as its managing director from 1999 to 2004. From 1977 to 1999, he served as director and senior manager of Discount Investment Corporation Ltd. Dr. Anghel has been instrumental in founding several major Israeli communications operating companies as well as a variety of other advanced technology ventures. Dr. Anghel was formerly a full-time member of the faculty of the Graduate School of Business Administration of Tel Aviv University and currently serves as chairman of Lahav, its Executive Program. Dr. Anghel received his bachelor’s degree in economics from the Hebrew University of Jerusalem (the “Hebrew University”) and his master’s degree in business administration and a doctorate in finance and business from Columbia University.

Yehudit Bronicki has, since 1991, been the managing director of Ormat Industries Ltd. (“Ormat”), an Israeli company, the predecessor of which, Ormat Turbines Ltd., she co-founded in 1965. Mrs. Bronicki is the chief executive officer, and a member of the boards of directors, of Ormat Technologies, Inc. (“Ormat Technologies”), a subsidiary of Ormat and a Delaware New York Stock Exchange-listed company, and its subsidiaries. She served as a member of the Advisory Board of the Bank of Israel between 1994 and 2001. Mrs. Bronicki received her bachelor’s degree in social sciences from the Hebrew University, followed by advanced studies in management, finance and marketing.

Dan Falk serves as a member of the boards of directors of Nice Systems Ltd. (“Nice”), Attunity Ltd. and Nova Measuring Instruments Ltd., all of which are Israeli Nasdaq-listed companies, and of Ormat Technologies. He is also chairman of the board of directors of Orad Hi-Tec Systems Ltd., an Israeli company listed on the Frankfurt Stock Exchange. From July 1999 to November 2000, he served as the president and chief operating officer of Sapiens International Corporation N.V., a Netherlands Antilles company. He was Executive Vice President of the Company from August 1995 to July 1999 and, between June 1994 and August 1995, served as its Executive Vice President and Chief Financial Officer. Prior thereto, he was Vice President and Chief Financial Officer of the Company from October 1992 until June 1994. He was director of finance and chief financial officer of Orbot from 1985 until consummation of the Merger. He received a master’s degree in business administration in 1973 from the Hebrew University School of Business and had 15 years’ experience in finance and banking, including senior positions at Discount Bank, prior to joining Orbot.

Avner Hermoni has, since 2007, served as chief executive officer of NaanDanJain Irrigation Ltd., an Israeli company. From 2003 to 2005, he was chief operations officer of Nice and, from 2000 to 2003, was chief executive officer of Shiron Satellite Communications Ltd. From 1997 to 1999, he simultaneously held the positions of president at Kulicke & Soffa (Israel) Ltd. and corporate vice president at Kulicke & Soffa Industries, Inc., a Nasdaq-listed company. From 1990 to 1997 he served as president of Orbot Instruments Ltd. From 1986 to 1989 he served as co-managing director of Orbot’s subsidiary in Belgium. Mr. Hermoni holds a bachelor’s degree in economics from the University of Haifa.

Dr. Jacob Richter serves as the chairman of the board of directors and chief technology officer of Medinol Ltd., an Israeli company, and has been a director of that company since 1993 and also serves on the boards of directors of a number of other privately held companies. He was managing director of Marathon—Capital Development Fund Ltd., an Israeli venture capital fund, from 1992 to 1994, and was director of marketing of Orbot from January 1992 until consummation of the Merger. Previously, he was director of new product development of Orbot from January 1990 until 1992, and director of product development of Orbot from 1986 until 1990. Prior to joining Orbot he was head of research and development of the Israeli Air Force. He holds a doctorate in brain research from Tel Aviv University and has worked as a post-doctoral and research fellow at the Artificial Intelligence Laboratory of The Massachusetts Institute of Technology (“MIT”).

Joseph Tenne serves as the chief financial officer of Orgenesis Inc., a Nevada Over-The-Counter QB listed company, and is a member of the boards of directors of AudioCodes Ltd., an Israeli Nasdaq and TASE-listed company and Enzymotec Ltd., an Israeli Nasdaq-listed company. From March 2005 to April 2013, Mr. Tenne served as the chief financial officer of Ormat Technologies and from January 2006 to April 2013, also served as the chief financial officer of Ormat. From 2003 to 2005, Mr. Tenne was the chief financial officer of Treofan

Germany GmbH & Co. KG, a German company. From 1997 to 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel and a member of PricewaterhouseCoopers International Limited (“PwC”). Mr. Tenne is a certified public accountant in Israel and holds a bachelor’s degree in accounting and economics and master’s degree in business administration from Tel Aviv University.

Eliezer Tokman serves as the chief executive officer of Siemens Israel and on the boards of directors of a number of privately-held companies. From 2001 to 2002, he served as senior vice president at Philips Medical Systems responsible for business integration, and from 1998 to 2001, he was employed by Marconi Medical Systems in the positions of senior vice president for product strategies and director of global computed tomography (CT) engineering. From 1977 to 1998, Mr. Tokman was employed within the Elscint group of companies in a variety of managerial roles, including as president of Elscint America and general manager of the CT division. Mr. Tokman holds a bachelor’s degree in electrical engineering from the Technion.

Prof. Shimon Ullman holds the position of professor of computer science in the Computer Science and Applied Mathematics Department of the Weizmann Institute of Science and served as head of that department from 1994 to 2003. He was the chief scientist of Orbot from its organization in 1983 until consummation of the Merger and Chief Scientist of the Company following the Merger until 2005. Between 1986 and 1993 Prof. Ullman was a full professor at the Artificial Intelligence Laboratory of MIT. From 1997 to 2003, he served on a part-time basis as the chief scientist for new products development in the process diagnostic and control product business group of Applied Materials, Inc. Prof. Ullman is a member of the Israel Academy of Sciences and Humanities and was the 2008 recipient of the international Rumelhart award in human cognition.

Arie Weisberg serves as a member of the board of directors of Lumenis Ltd., an Israeli Nasdaq-listed company, Plastopil Hazorea Company Ltd., an Israeli TASE-listed company, Advanced Vision Technology Ltd., an Israeli company listed on the Frankfurt Stock Exchange, and Metzerplas Cooperative Agricultural Organization Ltd. He also serves on the boards of directors of a number of privately-held companies and acts as a consultant to various companies. From May 2006 to June 2009, he was President and Chief Operating Officer of the Company. From November 2002 to May 2006, he was Co-President for Global Resources, and from August 2000 to November 2002 he served as Executive Vice President for Global Resources. From January to August 2000, he was Corporate Executive Vice President for Global Resources and Chief Financial Officer. From August 1995 to January 2000, he was Corporate Vice President for Finance and Administration and Chief Financial Officer. From January 1993 to August 1995, he was co-general manager of Orbotech S.A. and from July 1991 to January 1993, he was director of finance and operations of Orbot’s subsidiary in Belgium. Prior to joining Orbot he was, from 1988 to 1991, general manager of Sinus Ltd., a manufacturer of internal combustion valves, and from 1984 to 1988, he was west region general manager of Solcoor Inc. He received his bachelor’s degree in agricultural economics from the Hebrew University.

Audit, Remuneration and Nominating Committees

The Articles provide that the Board may delegate any, or all, of its powers to one or more committees of the Board, and may entrust to and confer upon a managing director such of its powers as it deems appropriate. However, the Companies Law provides that certain powers and authorities (for example, the power to approve the financial statements) may not be delegated and may be exercised only by the Board. In addition, the Companies Law requires public companies such as the Company to appoint an audit committee and a remuneration committee.

(i)	Audit Committee

The Companies Law requires public companies to appoint an audit committee comprised of at least three directors. The audit committee must include all of the external directors (one of whom shall serve as the chairman of the committee), must be comprised of a majority of independent directors under the Companies Law and may not include certain directors. Generally, any person who is not entitled to be a member of the audit committee may not attend the audit committee’s meetings.

The responsibilities of the Company’s Audit Committee include, among other things: (a) identifying flaws in the management of the Company’s business, making recommendations to the Board as to how to correct them and providing for arrangements regarding employee complaints with respect thereto; (b) reviewing and considering certain related party transactions and certain actions involving conflicts of interest; (c) reviewing the internal auditor’s performance and work program and examining the Company’s internal control structure and processes; (d) examining the external auditor’s scope of work as well as the external auditor’s fees and providing its recommendations to the appropriate corporate organ; and (e) overseeing the accounting and financial reporting processes of the Company. In carrying out its duties, the Audit Committee meets with management at least once in each fiscal quarter. The Company’s external and internal auditors also report regularly to the Audit Committee at its meetings, and the Audit Committee discusses with the Company’s external auditors the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the Company’s financial statements, as and when it deems it appropriate to do so.

Dr. Michael Anghel, Mr. Dan Falk and Mr. Avner Hermoni are the current members of the Audit Committee, with Dr. Anghel serving as its chairman. Each of them is an independent director in accordance with the Nasdaq listing standards and in accordance with the Companies Law. In addition, Mr. Falk has been designated as the Audit Committee Financial Expert under applicable rules and regulations of the SEC. If elected at the Meeting, Mr. Joseph Tenne will, as an external director, also serve as a member of the Audit Committee.

(ii)	Remuneration Committee

The Companies Law requires public companies to appoint a remuneration committee comprised of at least three directors. The remuneration committee must include all of the external directors, one of whom shall serve as the chairman of the committee, and may not include certain directors. All other members of the committee, who are not external directors, must be directors who receive compensation that is in compliance with the Companies Law and the Compensation Regulations. Generally, any person who is not entitled to be a member of the remuneration committee may not attend the remuneration committee’s meetings.

The responsibilities of the Company’s Remuneration Committee include, among others: (a) reviewing and making recommendations to the Board with respect to the Company’s policy regarding the Terms of Office and Employment (as defined below) of its Office Holders; (b) reviewing and considering arrangements with respect to the Terms of Office and Employment of Office Holders; and (c) overseeing, subject to applicable law, the administration of the Company’s various compensation plans and arrangements, including incentive compensation and equity based plans. In carrying out these duties, the Remuneration Committee meets on an ad hoc basis (usually several times in each fiscal year). Under the Companies Law, the Remuneration Committee may need to seek the approval of the Board and the shareholders for certain compensation-related decisions.

Dr. Michael Anghel, Mr. Dan Falk, Mr. Avner Hermoni and Mr. Eliezer Tokman are the current members of the Remuneration Committee, with Dr. Anghel serving as its chairman. Each of them is an independent director in accordance with the Nasdaq listing standards. If elected at the Meeting, Mr. Joseph Tenne will, as an external director, also serve as a member of the Remuneration Committee.

(iii)	Nominating Committee

The role of the Company’s Nominating Committee is to identify individuals qualified to become directors, to recommend such individuals for nomination for election as directors and to make recommendations to the Board concerning committee appointments.

Mr. Dan Falk, Mr. Avner Hermoni and Prof. Shimon Ullman are the current members of the Nominating Committee, with Mr. Falk serving as its chairman. Each of them is an independent director in accordance with the Nasdaq listing standards.

Executive Sessions

At least twice per annum the ‘independent directors’ of the Company (in accordance with the Nasdaq listing standards) meet in ‘Executive Sessions’, which no other persons have the right to attend. These meetings are intended to provide a forum in which the Company’s independent directors can discuss any issues that they consider relevant in their capacity as such.

Certain Transactions

Yochai Richter has an employment agreement with the Company pursuant to which he serves as Active Chairman of the Board. For further information see Executive Remuneration—Remuneration of the Active Chairman of the Board.

For information concerning the remuneration of directors and the eligibility and participation of directors in the 2005 Directors Plan and information concerning unexercised options held by directors (other than the retiring director, Mr. Raanan Cohen), including awards made during 2013, see Executive Remuneration—Remuneration of the Active Chairman of the Board;—Other Directors’ Remuneration;—Equity Awards to Directors.

For information concerning the insurance, indemnification and release of the directors, the chief executive officer and other Office Holders of the Company, see Executive Remuneration—Insurance, Indemnification and Release.

Certain equity awards held by certain Office Holders of the Company are subject to immediate vesting in the event of such Office Holder’s death or a change in control of the Company. In addition, certain Office Holders are, under certain circumstances, eligible for increased severance pay.

At the 2013 annual general meeting of shareholders, the shareholders approved a compensation policy with respect to the Terms of Office and Employment of the Company’s Office Holders (the “Compensation Policy”).

Executive Remuneration

The following table sets forth, as a group, for all persons who were, at any time during 2013, Office Holders of the Company, all remuneration paid or accrued by the Company in respect of the fiscal year ended December 31, 2013:

	Salaries, fees, directors’ fees, and bonuses (including deferred compensation)	Securities or property, insurance premiums or reimbursement, personal benefits (including benefits in kind) and payments or accruals for retirement, severance, disability or similar payments	Amount recognized for financial statement reporting purposes for stock options, Restricted Shares and RSUs
2013 Office Holders as a group (consisting of 22 persons) (1)	$6,727,677	$555,955	$1,117,700

(1)	In addition to the ten members of the Board, the Company considers 12 other individuals, including its Chief Executive Officer, its President and Chief Operating Officer and its Corporate Vice President and Chief Financial Officer, to have been Office Holders in 2013. Two of these 22 individuals were no longer Office Holders as at December 31, 2013.

(a) Approval Required for Directors’ Compensation

As required by an amendment to the Companies Law which became effective on December 12, 2012 (the “2012 Amendment”), the Board approved the Compensation Policy, after considering the recommendations of the Remuneration Committee, and, on September 11, 2013, the Compensation Policy was approved by the Company’s shareholders.

Pursuant to Israeli law, any arrangement between the Company and a director of the Company as to such director’s terms of office and employment, including exemption and release of the director from liability for breach of his or her duty of care to the Company, an undertaking to indemnify the director, post factum indemnification or insurance; any grant, payment, remuneration, compensation, or other benefit provided in connection with termination of service; and any benefit, other payment or undertaking to provide any payment as aforesaid (“Terms of Office and Employment”), must generally be consistent with the Compensation Policy and generally requires the approval of the Remuneration Committee, the Board and the shareholders. As discussed above, under the Companies Law and the Compensation Regulations, the compensation payable to external directors and independent directors is subject to certain further limitations.

(b) Remuneration of the Active Chairman of the Board

Yochai Richter has an employment agreement with the Company pursuant to which he currently serves as Active Chairman of the Board. The agreement is terminable by Mr. Richter on 60 days’ notice and by the Company on 30 days’ notice as required by law. Upon termination, Mr. Richter is entitled to a lump sum payment equal to twelve times his monthly salary in effect at the time of termination plus certain benefits. He is also entitled to receive severance pay in cash equal to 150% of his last monthly salary payment times the number of years employed by the Company (commencing with his employment by Orbot in 1982) if he resigns and 200% of such payment times the number of years employed if the Company terminates the agreement other than for cause (in which case his severance payment would be between zero and half such amount).

The Audit Committee, the Board and the shareholders have approved the terms of Mr. Richter’s continued employment with the Company, including a monthly salary of $33,000 and an annual bonus equivalent to 1% of the net annual profit of the Company. A bonus of $400,000 was paid to Mr. Richter in respect of 2013. Pursuant to shareholder approval, commencing at the 2010 annual general meeting of shareholders, Mr. Richter became eligible to participate in the 2005 Directors Plan (as defined below) and will, for as long as he remains the Chairman of the Board, continue to receive annual equity-based remuneration with an aggregate value equal to the lesser of $43,750 and the value of 3,750 Restricted Shares. In addition, as a continuing employee, equity awards made to Mr. Richter prior to his becoming so eligible continued to vest and become exercisable on their original terms and all such awards have now vested in full.

The above terms of Mr. Richter’s employment and service were approved prior to the 2012 Amendment. Any change to the terms described above will be subject to the approval process and other conditions set forth in the 2012 Amendment.

(c) Other Directors’ Remuneration

Under arrangements previously approved by the Audit Committee, the Board and the shareholders of the Company, and re-approved by the Remuneration Committee, the Board and the shareholders, with the approval of the Compensation Policy and consistent therewith, each of the members of the Board who is not, or will in the future cease to be, an employee of the Company, including external directors, is remunerated, as of September 2008, as follows: (i) an annual payment to each such director of NIS 65,000 plus applicable value added tax (“VAT”); and (ii) participation compensation to each such director of NIS 2,500 plus VAT for every meeting of the Board or any committee thereof that the director attends. In addition: (iii) the annual payment and the participation compensation of all such directors will be adjusted bi-annually to reflect changes in the Israeli Consumer Price Index in the manner provided in the Compensation Regulations; (iv) in the event that a director participates in a meeting by means of communication pursuant to Section 101 of the Companies Law, the Company shall pay 60% of the participation compensation; (v) in the event a resolution is adopted by the Board without a meeting pursuant to Section 103 of the Companies Law, the Company shall pay 50% of the participation compensation; and (vi) the annual payment shall be paid in four equal installments, and the participation compensation shall be remitted to the directors on a quarterly basis, in each case at the beginning of each calendar quarter with respect to the previous quarter, all as provided for in the Compensation Regulations.

On June 2, 2014, after adjustment as described in (iii) above, the annual payment to each non-employee director stood at NIS 74,361.36 plus VAT; and the meeting participation compensation to each non-employee director stood at NIS 2,860.05 plus VAT.

On July 14, 2005, the shareholders of the Company approved a directors’ equity remuneration plan for certain directors of the Company (the “2005 Directors Plan”), which was amended with shareholder approval at the 2010 annual general meeting of shareholders. Under the 2005 Directors Plan (as amended), and as re-approved by the Remuneration Committee, the Board and the shareholders, with the approval of the Compensation Policy and consistent therewith, each director who is in office immediately after any annual general meeting of shareholders, including external directors and including directors who are employees of the Company, but not including the Chief Executive Officer (even if a director), in addition to the existing annual and per meeting fees, will be granted equity awards, comprised of options to purchase Ordinary Shares and Restricted Shares or RSUs, with an aggregate value equal to the lesser of $43,750 and the value of 3,750 Restricted Shares with respect to the Chairman of the Board, and with an aggregate value equal to the lesser of $35,000 and the value of 3,000 Restricted Shares with respect to each other eligible director under the 2005 Directors Plan. There is no separate reserve of shares for purposes of the 2005 Directors Plan and awards will be granted to the extent that there are sufficient Ordinary Shares reserved under the 2000 Plan, the 2010 Plan and any other equity remuneration plan of the Company. All stock-based remuneration awarded under the 2005 Directors Plan is currently granted as part of, and out of Ordinary Shares available for grant under, the 2000 Plan or the 2010 Plan. Equity awards under the 2005 Directors Plan will, to the extent that there are sufficient options available for grant under the applicable Company equity plan, be apportioned at a ratio of one Restricted Share or RSU for every 2.5 Ordinary Shares subject to an option. All awards vest in full on May 31 of the calendar year following the year in which they are granted and are otherwise generally subject to the terms of the applicable Company equity plan under which they are awarded. Options expire no later than seven years after the date on which they were granted, subject to earlier expiration if, at any annual general meeting of shareholders prior to the expiration of such seven-year period, a director’s term expires and he or she is not re-elected. In such case, options expire upon the last to occur of: (i) 90 days following that annual general meeting of shareholders; (ii) three years from date of grant; and (iii) the expiration of such period as is prescribed in the 2000 Plan in circumstances of retirement after the age of 60. Should a director not serve until the end of his or her term for any other reason (apart from death or disability—in which case the provisions of the applicable Company equity plan will apply), any options unexercised, or Restricted Shares or RSUs unvested, at the time of ceasing to serve will expire and be cancelled and forfeited immediately.

The Company has also previously approved, and re-approved with the approval of the Compensation Policy and consistent therewith, that external directors’ remuneration will be relative to that of ‘other directors’, as such term is defined in the Compensation Regulations, so that, in the event that, during their term as external directors, the Company increases the remuneration payable, whether the annual payment or the participation compensation, to any ‘other directors’, or grants additional equity-based compensation to ‘other directors’, each external director will receive, without further approval, additional remuneration, so that his or her annual compensation and/or compensation for participation in meetings, as the case may be, will be equivalent to the average compensation payable to such ‘other directors’ as annual payment or as participation compensation, respectively, or be granted additional equity-based compensation as is equal to the average additional equity-based compensation being granted to such ‘other directors’ and on substantially similar terms, as applicable.

The nominees for directors, including the nominees for external directors, will, if elected, receive remuneration as described above and the nominees for service as Class I directors will, if elected, also participate in the 2005 Directors Plan and receive equity-based compensation as eligible directors thereunder, as described above. In addition, the Remuneration Committee and the Board have resolved, subject to applicable regulations and shareholder approval, that consistent with the Compensation Policy, the nominees for external directors, Dr. Michael Anghel and Mr. Joseph Tenne, will, if elected, receive remuneration that is relative to that of ‘other directors’, and participate in the 2005 Directors Plan and receive equity-based compensation as eligible directors thereunder, all as described above.

(d) Equity Awards to Directors

The following table sets forth information, as of June 2, 2014, concerning all outstanding option awards to persons who currently serve as directors (other than the retiring director, Mr. Raanan Cohen):

	Date of award	Exercise price per share ($)	Shares subject to option	Shares vested and unexercised	Shares unvested	Scheduled date of expiration
Yochai Richter	Jun-23-2009	7.21	40,000	40,000	0	Jun-22-2016
	Sep-1-2010	10.28	4,966	4,966	0	Aug-31-2017
	Jun-26-2011	12.48	4,583	4,583	0	Jun-25-2018
	Jun-24-2012	9.40	4,889	4,889	0	Jun-23-2019
	Sep-11-2013	12.11	4,941	4,941	0	Sep-10-2020

Michael Anghel	Sep-18-2008	9.89	5,301	5,301	0	Sep-17-2015
	Jun-23-2009	7.21	5,301	5,301	0	Jun-22-2016
	Sep-1-2010	10.28	3,972	3,972	0	Aug-31-2017
	Jun-26-2011	12.48	3,667	3,667	0	Jun-25-2018
	Jun-24-2012	9.40	3,911	3,911	0	Jun-23-2019
	Sep-11-2013	12.11	3,952	3,952	0	Sep-10-2020

Yehudit Bronicki	Sep-18-2008	9.89	5,301	5,301	0	Sep-17-2015
	Jun-23-2009	7.21	5,301	5,301	0	Jun-22-2016
	Sep-1-2010	10.28	3,972	3,972	0	Aug-31-2017
	Jun-26-2011	12.48	3,667	3,667	0	Jun-25-2018
	Jun-24-2012	9.40	3,911	3,911	0	Jun-23-2019
	Sep-11-2013	12.11	3,952	3,952	0	Sep-10-2020

Dan Falk	Sep-18-2008	9.89	5,301	5,301	0	Sep-17-2015
	Jun-23-2009	7.21	5,301	5,301	0	Jun-22-2016
	Sep-1-2010	10.28	3,972	3,972	0	Aug-31-2017
	Jun-26-2011	12.48	3,667	3,667	0	Jun-25-2018
	Jun-24-2012	9.40	3,911	3,911	0	Jun-23-2019
	Sep-11-2013	12.11	3,952	3,952	0	Sep-10-2020

Avner Hermoni	Jun-24-2012	9.40	3,911	3,911	0	Jun-23-2019
	Sep-11-2013	12.11	3,952	3,952	0	Sep-10-2020

Jacob Richter	Jun-24-2012	9.40	3,911	3,911	0	Jun-23-2019
	Sep-11-2013	12.11	3,952	3,952	0	Sep-10-2020

Eliezer Tokman	Sep-18-2008	9.89	5,301	5,301	0	Sep-17-2015
	Jun-23-2009	7.21	5,301	5,301	0	Jun-22-2016
	Sep-1-2010	10.28	3,972	3,972	0	Aug-31-2017
	Jun-26-2011	12.48	3,667	3,667	0	Jun-25-2018
	Jun-24-2012	9.40	3,911	3,911	0	Jun-23-2019
	Sep-11-2013	12.11	3,952	3,952	0	Sep-10-2020

Shimon Ullman	Sep-18-2008	9.89	5,301	5,301	0	Sep-17-2015
	Jun-23-2009	7.21	5,301	5,301	0	Jun-22-2016
	Sep-1-2010	10.28	3,972	3,972	0	Aug-31-2017
	Jun-26-2011	12.48	3,667	3,667	0	Jun-25-2018
	Jun-24-2012	9.40	3,911	3,911	0	Jun-23-2019
	Sep-11-2013	12.11	3,952	3,952	0	Sep-10-2020

Arie Weisberg	Aug-7-2008	11.84	30,000	30,000	0	Aug-6-2015
	Feb-26-2009	4.15	33,750	33,750	0	Feb-25-2016
	Sep-1-2010	10.28	3,972	3,972	0	Aug-31-2017
	Jun-26-2011	12.48	3,667	3,667	0	Jun-25-2018
	Jun-24-2012	9.40	3,911	3,911	0	Jun-23-2019
	Sep-11-2013	12.11	3,952	3,952	0	Sep-10-2020

All such awards are subject to the terms of the 2000 Plan and (other than certain of the awards made to the Active Chairman of the Board and to Mr. Weisberg) were made as part of the 2005 Directors Plan. For information concerning the method of calculation of the number of Ordinary Shares subject to options and Restricted Shares or RSUs awarded to directors under the 2005 Directors Plan, see—Other Directors’ Remuneration. On June 2, 2014, the closing price of the Ordinary Shares as reported by Nasdaq was $15.27.

During 2013, 1,976 Restricted Shares were issued to the Active Chairman of the Board and 1,581 RSUs were awarded to each other director who was in office immediately after the 2013 annual general meeting of shareholders, including the external directors.

In addition, during 2013: (i) options to purchase a total of 33,893 Ordinary Shares held by directors were cancelled and no options to purchase Ordinary Shares were exercised by any directors; (ii) 1,956 Restricted Shares held by the Active Chairman of the Board (which were granted during 2012) vested; and (iii) a total of 14,076 RSUs held by the other directors (all of which were awarded during 2012) vested. During the period from January 1, 2014 to June 2, 2014: (i) options to purchase a total of 90,000 Ordinary Shares were exercised by directors; (ii) no options to purchase Ordinary Shares held by any directors were cancelled; (iii) 1,976 Restricted Shares held by the Active Chairman of the Board (which were granted during 2013) vested; and (iv) a total of 12,648 RSUs held by the other directors (all of which were granted during 2013) vested.

For information concerning Restricted Shares held by persons who currently serve as directors (other than the retiring director, Mr. Raanan Cohen), see footnote 1(b) to the table of Continuing Directors and Nominees for Directors presented above.

Pursuant to Section 102 of the Israeli Income Tax Ordinance (New Version), 1961 (the “Tax Ordinance”) (and, with respect to RSUs, to a tax ruling the Company has received from the Israel Tax Authority) and pursuant to an election made by the Company thereunder and consistent with the Compensation Policy, gains derived by employees (which term includes directors) in Israel arising from the sale of Restricted Shares, shares delivered in settlement of RSUs or acquired pursuant to the exercise of options granted to them through a trustee under Section 102 of the Tax Ordinance after January 1, 2003, will generally be subject to a flat capital gains tax rate of 25%, although these gains may also include a salary income component. As a result of this election under Section 102, the Company will not, in the case of equity awards made on or after January 1, 2003, be allowed to claim as an expense for tax purposes in Israel the amounts credited to the employee as capital gains, although it will generally be entitled to do so in respect of the salary income component (if any) of such awards when the related tax is paid by the employee. There are no longer any outstanding options that were awarded prior to January 1, 2003. Pursuant to shareholder approval and consistent with the Compensation Policy, each of the equity awards to directors specified in the table above, as well as any other equity awards which may in the future be awarded by the Company to directors of the Company through a trustee under the 2000 Plan or the 2010 Plan (whether as part of the 2005 Directors Plan or otherwise), will benefit from the above-described capital gains tax treatment (other than equity awards to Mr. Yochai Richter and Dr. Jacob Richter granted during years in which their combined holdings exceed a certain percentage, as determined pursuant to relevant Israeli tax laws).

(e) Insurance, Indemnification and Release

The Remuneration Committee, the Board and the shareholders of the Company have resolved, consistent with the Compensation Policy, to ratify and approve the purchase and the periodic renewal, at the expense of the Company of insurance coverage in respect of the liability of its Office Holders currently in office and any additional or other Office Holders as may be appointed from time to time in the future, including external directors, to the maximum extent permitted by law, that will provide for up to $50.0 million in coverage and will include coverage with respect to any public offering of shares or other securities of the Company; to undertake in advance to indemnify all directors and the chief executive officer of the Company currently in office, and any additional or other directors and chief executive officer(s) as may be appointed from time to time in the future, including external directors, for certain matters, costs and expenses as set forth in a letter of indemnification and exemption and release approved for issuance to them; and to exempt and release to the maximum extent permitted by law all directors and the chief executive officer of the Company currently in office, and any additional or other directors and chief executive officer(s) as may be appointed from time to time in the future, including external directors, from and against all liability for monetary or other damages due to, or arising or resulting from, a breach of their duty of care to the Company, including, with respect to directors, in their capacity as officers of the Company to the extent they also serve as officers of the Company, and to provide them with letters in this regard.

Following the adoption of the Compensation Policy, and consistent therewith, the Remuneration Committee and the Board resolved to similarly undertake in advance to indemnify all Office Holders of the Company (in addition to the directors and the chief executive officer of the Company) currently in office; and to similarly exempt and release to the maximum extent permitted by law all such other Office Holders of the Company currently in office, from and against all liability for monetary or other damages due to, or arising or resulting from, a breach of their duty of care to the Company and to provide them with letters in this regard.

Subject to the foregoing, any new director who is elected at the Meeting, as well as any current directors who are re-elected, including external directors, would benefit from the insurance, indemnification, release and exemption discussed herein.

Policy on Confidentiality and Trading in Company Securities

As a publicly traded entity, the Company maintains and enforces policies concerning confidentiality of information and the purchase and sale of its securities by all directors, officers, employees and consultants of the Company and its subsidiaries and related companies.

Certain Information Concerning Equity Awards to Office Holders

The following table sets forth, as a group, for all persons who were, at any time during 2013, Office Holders, certain information in respect of both the 2000 Plan and the 2010 Plan concerning: (i) equity awards granted by the Company between January 1, 2013 and December 31, 2013; (ii) options which were exercised and paid, and Restricted Shares and RSUs which vested, between such dates; (iii) equity awards which were cancelled between such dates; and (iv) equity awards which were outstanding on, and as at, December 31, 2013.

	Plan
	2000	2010
Equity Awards Granted:
• Number of Ordinary Shares subject to options	115,209	N/A
• Weighted average option exercise price per Ordinary Share	$11.63	N/A
• Year of expiration of options	2020	N/A
• Number of Restricted Shares	1,976	0
• Number of RSUs	N/A	66,404
Options Exercised/Paid; Restricted Shares and RSUs Vested:
• Number of Ordinary Shares subject to options	130,675	N/A
• Weighted average option exercise price per Ordinary Share	$5.87	N/A
• Restricted Shares vested	6,831	0
• RSUs vested	N/A	47,964
Equity Awards Cancelled:
• Number of Ordinary Shares subject to options	174,353	N/A
• Weighted average option exercise price per Ordinary Share	$20.76	N/A
• Number of Restricted Shares	625	0
• Number of RSUs	N/A	64,389
Equity Awards Outstanding:
• Number of Ordinary Shares subject to options	1,178,283	N/A
• Weighted average option exercise price per Ordinary Share	$10.16	N/A
• Weighted average remaining option life (years)	2.82	N/A
• Number of Restricted Shares	246,862	0
• Number of RSUs	N/A	183,377

It is proposed that at the 2014 Annual General Meeting the following resolutions be adopted:

“RESOLVED that:

1.(a)	The Class I Director, Yochai Richter, be, and he hereby is, re-elected for a term of approximately three years expiring at the end of the annual general meeting of shareholders to be held in 2017 and when his successor has been duly elected;

(b)	The Class I Director, Eliezer Tokman, be, and he hereby is, re-elected for a term of approximately three years expiring at the end of the annual general meeting of shareholders to be held in 2017 and when his successor has been duly elected;

2.(a)	The external director Michael Anghel, be, and he hereby is, re-elected as an external director as defined in the Israeli Companies Law, 5759-1999, for a term of three years, and that his remuneration and benefits as presented in the Company’s Proxy Statement for its 2014 Annual General Meeting of Shareholders be ratified and approved;

(b)	Joseph Tenne be, and he hereby is, elected as an external director as defined in the Israeli Companies Law, 5759-1999, for a term of three years, and that his remuneration and benefits as presented in the Company’s Proxy Statement for its 2014 Annual General Meeting of Shareholders be ratified and approved.”

Each of the four resolutions above will be voted upon separately at the Meeting.

The Board recommends a vote FOR approval of the proposed resolutions.

ITEM 3—Approval of Re-appointment of Auditors

At the 2014 Annual General Meeting, Kesselman & Kesselman, independent registered public accountants in Israel and a member firm of PwC, will be nominated for re-appointment as auditors of the Company for the fiscal year ending December 31, 2014 and until the next annual general meeting of shareholders.

Pursuant to the provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), Israeli law and the Articles, the appointment of external auditors requires the approval of the shareholders of the Company, and their compensation requires the approval of the Board, following approval and recommendation by the Audit Committee. The Board has delegated its authority to approve the compensation of external auditors for non-audit services to the Audit Committee or to a delegate thereof. The Audit Committee has reviewed, and is satisfied with, the performance of Kesselman & Kesselman, and has approved and is recommending to shareholders to approve, their re-appointment as external auditors.

Kesselman & Kesselman has no relationship with the Company or any affiliate of the Company except as auditors and, to a limited extent, as tax consultants. The Audit Committee believes that this limited non-audit function does not affect the independence of Kesselman & Kesselman. A representative of Kesselman & Kesselman will be present at the Meeting, will have an opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions from shareholders.

The Audit Committee maintains a policy of approving and recommending only those services to be performed by the Company’s external auditors which are permitted under the Sarbanes-Oxley Act and the applicable rules of the SEC relating to auditor’s independence, and which are otherwise consistent with and will encourage, and are remunerated at levels that accord with, the basic principles of auditor independence. The general practice of the Audit Committee is to receive from the Company’s management, either at the time of the Audit Committee’s final review of management’s annual report on internal control over financial reporting or at the time of approval of the Company’s annual financial statements for the preceding fiscal year, a list of all services, including audit, audit-related, tax and other services, proposed to be provided during the current fiscal year to the Company by Kesselman & Kesselman and/or other member firms of PwC, as well as a report regarding the extent of such services actually provided by Kesselman & Kesselman and PwC during the previous fiscal year and the fees paid for such services performed. After reviewing and considering the services proposed to be provided during the current fiscal year and, where appropriate in order better to understand their nature, discussing them with management, the Audit Committee pre-approves such of the proposed services, with a specific pre-approved budget, as it considers appropriate in accordance with the above principles. Management also maintains a practice of discussing these matters on an ongoing basis during the year with Mr. Dan Falk, a member of the Audit Committee and its appointed delegate in respect of audit-related and non-audit-related services. Additional services from Kesselman & Kesselman and PwC and any increase in budgeted amounts will similarly be submitted for pre-approval during the year by the Audit Committee on a case-by-case basis.

All audit-related and non-audit-related services performed by Kesselman & Kesselman and/or other member firms of PwC during 2013 and 2012 were pre-approved by the Audit Committee in accordance with the procedures outlined above.

The following table provides information regarding fees paid by the Company to Kesselman & Kesselman and/or other member firms of PwC for all services, including audit services, for the years ended December 31, 2013 and 2012:

	Year Ended December 31,
	2013	2012
Audit fees (1)	$841,000	$845,000
Audit related fees (2)	32,000	0
Tax fees (3)	272,000	325,000

Total	$1,145,000	$1,170,000

(1)	Includes professional services rendered with respect to the audits of the Company’s annual consolidated financial statements, the audits of management’s assessment of internal control over financial reporting, review of consolidated quarterly financial statements, statutory audits of the Company, consents and assistance with review of documents filed with the SEC.
(2)	Includes consultations concerning regulation and special projects.
(3)	Includes fees for services related to tax compliance, including assistance in preparation of tax returns, claims for refund and assistance with audits and appeals; and tax planning and advice, including advice related to acquisitions and dispositions, services for employee benefit plans, issues with respect to transfer pricing and other.

It is proposed that at the 2014 Annual General Meeting the following resolution be adopted:

“RESOLVED, that the Company’s auditors, Kesselman & Kesselman, independent registered public accountants in Israel and a member firm of PricewaterhouseCoopers International Limited, be, and they hereby are, re-appointed as auditors of the Company for the fiscal year ending December 31, 2014, and until the Company’s next annual general meeting of shareholders.”

The Audit Committee recommends a vote FOR approval of the proposed resolution.

Consideration of the Report of the Independent Registered Public Accounting Firm and the Consolidated Financial Statements

At the 2014 Annual General Meeting, the Report of the Independent Registered Public Accounting Firm and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2013, will be presented for discussion. The representative of Kesselman & Kesselman present at the Meeting will be available to respond to appropriate questions from shareholders concerning the Report of the Independent Registered Public Accounting Firm and the Consolidated Financial Statements of the Company.

SHAREHOLDER PROPOSALS

All shareholder proposals which are intended to be presented at the 2015 Annual General Meeting of Shareholders must be received by the Company no later than February 2, 2015.

The Annual Report of the Company for the fiscal year ended December 31, 2013, including its consolidated financial statements, is enclosed but is not a part of the proxy solicitation material.

By Order of the Board

YOCHAI RICHTER	ASHER LEVY
Active Chairman of the Board of Directors	Chief Executive Officer

Dated: May 23, 2014

GO GREEN

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ORBOTECH LTD.

THIS PROXY SOLICITED BY THE BOARD OF DIRECTORS

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 10, 2014

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints MR. YOCHAI RICHTER and MR. ASHER LEVY, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote with respect to all Ordinary Shares of ORBOTECH LTD. (the “Company”), standing in the name of the undersigned at the close of trading on June 2, 2014, at the 2014 Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held at the Company’s principal offices at 7 Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel, on Thursday, July 10, 2014, at 10:00 a.m., Israel time, and at any and all adjournments thereof, with all the power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as specified on the reverse side:

(Continued and to be signed on the reverse side)

¢	14475 ¢

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ORBOTECH LTD.

July 10, 2014

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Proxy Statement and Proxy Card

are available at www.orbotech.com/Investors/SEC Filings

Please complete, sign, date and mail your

proxy card in the envelope provided

as soon as possible.

In order to be counted, a duly executed proxy must be received prior to the Meeting. This will be deemed to have occurred only if such proxy is received either by the Company at its principal executive offices at any time prior to the commencement of the Meeting, or by the Company’s transfer agent in New York, New York, by no later than 11:59 p.m., New York time, on July 9, 2014 (and, in each case, not revoked prior to such time). Shares represented by proxies received after the times specified above will not be counted as present at the Meeting and will not be voted.

i  Please detach along perforated line and mail in the envelope provided.  i

¢        00033030203020300000    8                                                                                                                       071014

PLEASE COMPLETE, SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Discretionary authority is hereby granted with respect to such other matters as may properly come before the Meeting or any adjournment thereof.

The shares represented by this Proxy will be voted in the manner directed and, if no instructions to the contrary are indicated, will be voted “FOR” Proposals 1 - 3 listed herein. Any other matters that may properly come before the Meeting, if any, will be voted by the persons designated as proxies in their judgment.

Notwithstanding the above, please note that pursuant to Israeli law you are requested to indicate, with respect to Proposals 2(A) and 2(B), on this Proxy, or inform the Company prior to voting at the Meeting thereon, whether or not you are a ‘controlling shareholder’ of the Company and whether or not you have a ‘personal interest’ in the approval of Proposals 2(A) or 2(B) as a result of a relationship with a ‘controlling shareholder’ of the Company. Otherwise, your vote on Proposals 2(A) or 2(B) above may not be counted. See Page 2 of the Proxy Statement for more information.

As of the date of the Proxy Statement, the Company is not aware of any ‘controlling shareholders’ as such term is defined for purposes of the Israeli Companies Law, 5759-1999. Therefore, the Company expects that the none of its shareholders are controlling shareholders or have a ‘personal interest’ with respect to Proposals 2(A) or 2(B) as a result of a relationship with a ‘controlling shareholder’, and accordingly all of its shareholders would indicate NO where asked whether they are ‘controlling shareholders’ or whether they have a ‘personal interest’ with respect to Proposals 2(A) or 2(B) as a result of a relationship with a ‘controlling shareholder’.

If the undersigned has not indicated otherwise with respect to either of Proposals 2(A) or 2(B) then, by signing below, the undersigned certifies that the undersigned is not a ‘controlling shareholder’ of the Company and that neither the undersigned nor any of the persons or entities described on Page 2 of the Proxy Statement has a ‘personal interest’ in the relevant proposal as a result of a relationship with a ‘controlling shareholder’ of the Company.

Any and all proxies heretofore given are hereby revoked.

		1.	THE ELECTION OF CLASS I DIRECTORS
			THE NOMINEE AS CLASS I DIRECTOR IS:	FOR	AGAINST	ABSTAIN
			A YOCHAI RICHTER	☐	☐	☐
THE NOMINEE AS CLASS I DIRECTOR IS:
			B ELIEZER TOKMAN	☐	☐	☐
		2.	THE ELECTION OF EXTERNAL DIRECTORS (AND THEIR REMUNERATION AND BENEFITS)
THE NOMINEE AS EXTERNAL DIRECTOR IS:
			A MICHAEL ANGHEL (INCLUDING HIS REMUNERATION AND BENEFITS)	☐	☐	☐
				YES	NO
		ARE YOU A ‘CONTROLLING SHAREHOLDER’ OF THE COMPANY, OR DO YOU, OR ANY OF THE PERSONS OR ENTITIES DESCRIBED ON PAGE 2 OF THE PROXY STATEMENT, HAVE A ‘PERSONAL INTEREST’ IN PROPOSAL 2(A) AS A RESULT OF A RELATIONSHIP WITH A ‘CONTROLLING SHAREHOLDER’ OF THE COMPANY?		☐	☐
			THE NOMINEE AS EXTERNAL DIRECTOR IS:	FOR	AGAINST	ABSTAIN
			B JOSEPH TENNE (INCLUDING HIS REMUNERATION AND BENEFITS)	☐	☐	☐
				YES	NO
		ARE YOU A ‘CONTROLLING SHAREHOLDER’ OF THE COMPANY, OR DO YOU, OR ANY OF THE PERSONS OR ENTITIES DESCRIBED ON PAGE 2 OF THE PROXY STATEMENT, HAVE A ‘PERSONAL INTEREST’ IN PROPOSAL 2(B) AS A RESULT OF A RELATIONSHIP WITH A ‘CONTROLLING SHAREHOLDER’ OF THE COMPANY?		☐	☐
				FOR	AGAINST	ABSTAIN

		3.	APPROVAL OF PROPOSAL TO RE-APPOINT KESSELMAN & KESSELMAN AS AUDITORS OF THE COMPANY:	☐	☐	☐
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:	Please sign exactly as your name or names appear on this proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.
¢		¢

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD. (Registrant)

By:	/s/ Doron Abramovitch
Doron Abramovitch
Corporate Vice President and Chief Financial Officer

Date: June 5, 2014